Filed by FPL Group, Inc.
pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed as filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934, as amended

Subject Company: FPL Group Inc.
Commission File No.:1-8841

FYI: MERGER UPDATE
Issue 6 / April 6, 2006

Lew Hay Provides Update on Merger Issues

Dear fellow employees,

Over the last several weeks, you have no doubt seen stories in the media about a pending electric rate increase for customers of Baltimore Gas and Electric (BGE). The pending electric rate increase has not only been the focus of intense media coverage but also much political debate in Maryland. Several bills have been passed by the Maryland legislature relating to the pending rate increase and our proposed merger with Constellation Energy. These bills and other actions taken by the Maryland legislature cause us a great deal of concern.

While we realize that BGE customers will be adversely impacted by increasing power prices, the fact is that higher fuel prices have dramatically increased electric rates throughout the country, and BGE customers face the increases whether or not the merger goes forward.

The events of the past few weeks in Maryland pose serious implications for our merger. While we are hopeful that a reasonable compromise may emerge, we all must realize that negotiations may fail. Keep in mind, however, that each company is successful in its own right. FPL Group continues to be very well positioned and has excellent growth prospects. Our proposed merger with Constellation Energy is a commercial transaction, and we have a responsibility to our shareholders to evaluate it in those terms. No matter what happens, we will not waiver in our commitment to our shareholders, customers and employees.

Earlier today, Mayo Shattuck, Chairman and CEO of Constellation Energy, sent the attached letter to Constellation employees. I think it will provide you additional insight into the BGE rate negotiations and how legislative actions may impact the merger.

While I know everyone is interested in what is happening in Maryland and the potential impact on our merger, it is important for all of us to remain focused on the job at hand and meeting our 2006 objectives. We will keep you updated on the merger as events warrant.

Best regards,

Lew Hay

Letter to Constellation Energy Employees

Dear Colleague,

As we enter the final days of the 2006 Maryland General Assembly session, I wanted to update you on the status of the BGE rate negotiations and outline how resolution of the issue may impact our merger with FPL Group.

This prolonged debate has created a great deal of uncertainty and that is weighing most heavily on BGE and its customers. As you may have read, the Moody's rating agency just downgraded the utility's debt rating because it anticipates any solution to the rate issue will hurt BGE's financial performance in the years ahead. The political debate in Annapolis will not deter us from living up to our commitment to BGE customers, both in the near-term as we adjust to market rates, and long-term as we continue to maintain and enhance a safe and reliable system. This collective responsibility to our customers, which we have carried for almost 200 years, is paramount. To that end, we will not compromise on any solution that impairs our ability to perform that mission.

We continue negotiations with the Governor and Assembly leaders but time is running short-Monday, April 10 is the final day of the session. As you know, we put on the table proposals that would reduce the size of any residential rate hike and spread it over a number of years. We've also offered to finance a rate stabilization program, in part with economic incentives that would be realized upon closing of our merger with FPL Group.

We believe some in the Legislature have underestimated the value of our proposals, while others fail to appreciate the reality of today's energy markets. The irrefutable fact is that the rate increase is due to globally rising commodity fuel prices that are well beyond the control of BGE or Constellation or the state of Maryland. We have fully explained that if rates were adjusted to today's prices, they would still only be 66 percent higher than 1993 rates, while other commodities like gas, heating oil and coal have all risen more than 100 percent. We explained that BGE has not profited from the cost of the electric commodity. And, we explained the discriminatory aspects of capping BGE customer rates while allowing other Maryland utilities to charge rates 40 percent to 50 percent higher than ours at a time when BGE is transitioning to market rates. I am comfortable that lawmakers have the facts, and now they must find the resolve to deal with them fairly and judiciously.

In addition to the rate issue, the Legislature has passed a number of bills that would unfairly-and, we believe, illegally-attempt to extract hundreds of millions of dollars from Constellation Energy and BGE, and require legislative approval of the merger. These proposals would put unreasonable strains on our balance sheet and threaten the merger, but there is an even more important issue at stake. We can't allow the future of our company to be overly influenced by an election-year political debate. We have an obligation to protect our employees, our shareholders and our future-and we will.

This means we may be forced, if certain legislation stands, to undertake a legal challenge. From our perspective, any legislative "taking" of our property would be unconstitutional. Some legislators have taken the position that the 1999 deregulation settlement should be re-opened and that all "stranded costs" embedded in that settlement be repaid to residential ratepayers, even though residential users paid only a third of the total $528 million. This position does not stand up under any scrutiny. The settlement in 1999 was fairly negotiated, litigated on two occasions-first in Baltimore City Circuit Court and then the Maryland Court of Special Appeals-and upheld. If litigation becomes necessary, we're confident the courts will again uphold our position.

The events of the past few weeks obviously pose serious implications for our merger with FPL Group. The merger is about growing our business but also saving costs and becoming more efficient. It also has many benefits for Maryland, including job growth, development of wind power in the state, advancement of new nuclear initiatives, and continued philanthropy. A compromise may allow these and other positive developments to move forward but we must recognize that negotiations may fail. Each company is strong in its own right and together we must decide whether the benefits of the merger outweigh the negative effects of legislative action or litigation. If the merger is called off, I'm confident Constellation Energy can pursue an independent course and maintain and grow its position as the North American competitive energy leader.

It's still too early to say what will happen in the next few days. As I said, talks continue and we're pushing for a balanced resolution. We'll continue to pursue an outcome that ensures growth and opportunity for BGE and Constellation Energy, and helps our customers manage the transition to market prices.

Regards,

Mayo

Non-Solicitation and Safe Harbor Language
This communication is not a solicitation of a proxy from any security holder of FPL Group, Inc. (" FPL Group") or Constellation Energy Group, Inc. (" Constellation Energy"). Constellation Energy intends to file with the Securities and Exchange Commission (the "SEC") a registration statement that will include the joint proxy statement/prospectus of Constellation Energy and FPL Group and other relevant documents to be mailed to security holders in connection with the proposed transaction. WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FPL GROUP, CONSTELLATION ENERGY AND THE PROPOSED TRANSACTION. A definitive proxy statement will be sent to security holders of FPL Group and Constellation Energy seeking approval of the proposed transaction. Investors will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC's website, www.sec.gov. In addition, a copy of the joint proxy statement/prospectus (when it becomes available) may be obtained free of charge from FPL Group, 700 Universe Blvd., Juno Beach, FL 33408, Attention: Investor Relations, or from Constellation Energy, Shareholder Services, 750 East Pratt St., Baltimore, MD 21202.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there by any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

FPL Group, Constellation Energy and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding FPL Group's directors and executive officers is available in the proxy statement filed with the SEC by FPL Group on April 5, 2005, and information regarding Constellation Energy's directors and executive officers is available in its proxy statement filed with the SEC by Constellation Energy on April 13, 2005. Information regarding J. Brian Ferguson, a director of FPL Group elected since the date of the filing of the 2005 definitive proxy statement can be found in FPL Group's filing on Form 10-Q, dated August 4, 2005. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

This document includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, for example, statements regarding benefits of the proposed merger, the likelihood and timing of the closing of the proposed merger, integration plans and expected synergies, anticipated future financial and operating performance and results, including estimates for growth. Any statements that express, or involve discussions as to expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as will likely result, are expected to, will continue, is anticipated, believe, could, estimated, may, plan, potential, projection, target, outlook) are not statements of historical facts and may be forward-looking. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements made herein. These risks and uncertainties include, for example, the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of FPL Group or Constellation Energy stockholders to approve the transaction; the risk that the businesses will not be integrated successfully or that anticipated synergies will not be achieved or will take longer to achieve than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees, suppliers or governmental entities; unexpected transaction costs or liabilities; economic conditions; and other specific factors discussed in documents filed with the SEC by both FPL Group and Constellation Energy. These risks, as well as other risks associated with the merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that Constellation Energy will file with the SEC in connection with the proposed merger. Additional factors that may affect the future results of FPL Group or Constellation Energy are set forth in their respective filings with the SEC. Investors and security holders may obtain free copies of these documents at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by FPL Group at www.fplgroup.com/investor. Investors and security holders may obtain free copies of the documents filed by Constellation Energy at www.constellation.com/investors. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. Neither FPL Group nor Constellation Energy undertakes any obligation to update its forward-looking statements to reflect events or circumstances after the date of this document.